DC
No ACT
P.E. 1-23-07

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

07043131

January 29, 2007

Bruce A. Metzinger
Assistant General Counsel and Assistant Secretary
Halliburton Company
1401 McKinney, Suite 2400 (77010-4035)
Post Office Box 42807
Houston, TX 77242-2807

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1/29/2007

Re: Halliburton Company

Dear Mr. Metzinger:

This is in regard to your letter dated January 23, 2007 concerning the shareholder proposal submitted by Harrington Investments, Inc. for inclusion in Halliburton's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Halliburton therefore withdraws its January 11, 2007 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

RECD S.E.C.
JAN 24 2007
1086

Sincerely,

Ted Yu
Special Counsel

PROCESSED
FEB 06 2007
THOMSON
FINANCIAL

cc: John C. Harrington
Harrington Investments, Inc.
1001 2nd Street, Suite 325
Napa, CA 94559

45012

HALLIBURTON

1401 McKinney, Suite 2400 (77010-4035) • Post Office Box 42807 • Houston, Texas 77242-2807
PHONE 713.759.2600

January 11, 2007

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: Halliburton Company: Request for No-Action Advice;
Stockholder Proposal of Harrington Investments, Inc. ("the "Proponent")

Dear Sir/Madam:

The Proponent has submitted a proposed by-law and supporting statement (the "Proposal") to be included in Halliburton Company's proxy materials for the Annual Meeting of Halliburton Company stockholders scheduled to be held on May 16, 2007. Six true and complete copies of each of the Proposal and of this letter are enclosed as required by Rule 14a-8(j).

The Proposal would amend Halliburton Company's By-laws to limit the indemnification provisions in Section 33 (the Proposal erroneously refers to Section 47) so that a Director would not be entitled to indemnification by Halliburton Company for his or her liability due to a breach of any fiduciary duty that relates to frauds, crimes or torts committed by Halliburton Company or its subsidiaries, except for matters for which indemnification is mandated by federal or state law.

For the reasons detailed below, Halliburton Company intends to omit the Proposal from its 2007 proxy materials pursuant to Rule 14a-8. Halliburton Company requests that the Staff of the Division of Corporation Finance (the "Staff") recommend to the Securities and Exchange Commission (the Commission") that no enforcement action will be taken if Halliburton Company omits the Proposal from its 2007 proxy statement.

Section 145 of the General Corporation Law of the State of Delaware, or DGCL, provides that a Delaware corporation has the power, under specified circumstances, to indemnify its directors, officers, employees, and agents. Indemnification is allowed in connection with threatened, pending, or completed actions, suits, or proceedings, whether civil, criminal, administrative, or investigative, other than an action by or in right of the corporation, brought against them by reason of the fact that they were or are directors, officers, employees, or agents, for:

- expenses,
- judgments,
- fines, and
- amounts paid in settlement,

in each case actually and reasonably incurred in any action, suit, or proceeding, so long as the indemnitee acted in good faith and in a manner the indemnitee reasonably believed to be in or not opposed to the best interests of the corporation. With respect to a criminal proceeding, the indemnitee must also have no reasonable cause to believe that the indemnitee's conduct was unlawful.

Article X of Halliburton Company's Restated Certificate of Incorporation, a copy of which is attached as Exhibit A, provides for mandatory indemnification of each person who is or was made a party to any actual or threatened civil, criminal, administrative, or investigative action, suit, or proceeding because:

- the person is or was an officer or director of the registrant; or
- is a person who is or was serving at the request of Halliburton Company as a director, officer, employee, or agent of another corporation or of a partnership, joint venture, trust, or other enterprise,

to the fullest extent permitted by the DGCL as it existed at the time the indemnification provisions of Halliburton Company's Restated Certificate of Incorporation were adopted or as may be amended.

The bylaws of a Delaware corporation "may contain any provision, not inconsistent with law or with the certificate of incorporation, relating to the business of the corporation, the conduct of its affairs, and its rights or powers or the rights or powers of its stockholders, directors, officers or employees." DGCL §109(b). The Delaware Supreme Court has stated that "Where a by-law provision is in conflict with a provision of the charter, the by-law provision is a 'nullity.'" *Centaur Partners, IV v. Nat'l. Intergroup, Inc., 582 A.2d 923, 929 (Del. 1990)* (quoting *Burr v. Burr Corp., 291 A.2d 409, 410 (Del. Ch. 1972).* In *Farmer Bros. Co.*, SEC No-action Letter (November 28, 2003), the Staff determined a proposal restricting indemnification of directors was excludable under Rule 14a-8(i)(1), where the proposed resolutions conflicted with the company's articles of incorporation. See also *Purepac Laboratories Corporation*, SEC No-action Letter (April 11, 1974), where the Staff determined a proposed by-law that was in conflict with the company's certificate of incorporation and therefore inconsistent with the New York Business Corporation Law could be excluded under Rule 14a-8(c)(1).

Halliburton Company's Restated Certificate of Incorporation provides for indemnification of Directors to the fullest extent permitted by the DGCL. As such, the only limitations on the indemnification provided by Halliburton Company's Restated Certificate of Incorporation are those provided in Section 145 of the DCGL described above. The indemnitee is entitled to indemnification if the indemnitee acted in good faith and in a manner the indemnitee reasonably believed to be in or not opposed to the best interests of the corporation. With respect to a criminal proceeding, the indemnitee must also have no reasonable cause to believe that the indemnitee's conduct was unlawful. Any further limitations provided by a By-law would conflict with Halliburton Company's Restated Certificate of Incorporation.

The Proposal, therefore, conflicts with the mandatory indemnification provisions of Halliburton Company's Restated Certificate of Incorporation, so any resulting By-law amendment would be invalid. The Proposal is therefore excludable under Rule 14a-8(i)(1).

For the reasons detailed above, we ask that the Staff recommend to the Commission that no action be taken if the Proposal is omitted.

Halliburton Company intends to file its 2007 proxy statement and form of proxy on or about April 2, 2007. Halliburton Company submits that the reasons set forth above in support of omission of the Proposal are adequate and have been filed in a timely manner in compliance with Rule 14a-8(j) (not later than 80 days prior to the filing of definitive proxy material).

By copy of this letter, Halliburton Company hereby notifies the Proponent of Halliburton Company's intention to omit the Proposal from Halliburton Company's proxy statement and form of proxy for the 2007 Annual Meeting.

Also enclosed is an additional copy of this letter, which I request be stamped with the date of your receipt and returned to me in the enclosed self-addressed postage-paid envelope.

If you have any questions or require further information, please do not hesitate to contact me (713-759-2623).

Respectfully submitted,

Bruce A. Metzinger

Bruce A. Metzinger
Assistant General Counsel and
Assistant Secretary

Attachment

cc: John C. Harrington, Harrington Investments (facsimile 707-257-7923)

R:\LEGAL\SEC\Stockholder Proposals 2007 Proxy\No-action letter 011107 (Harrington Inv.).doc

EXHIBIT A

Delaware

The First State

I, HARRIET SMITH WINDSOR, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "HALLIBURTON COMPANY", FILED IN THIS OFFICE ON THE THIRTIETH DAY OF MAY, A.D. 2006, AT 8:11 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.

Harriet Smith Windsor

Harriet Smith Windsor, Secretary of State

2681775 8100

060520540

AUTHENTICATION: 4795189

DATE: 06-02-06

State of Delaware
Secretary of State
Division of Corporations
Delivered 08:10 PM 05/30/2006
FILED 08:11 PM 05/30/2006
SRV 060520540 - 2681775 FILE

RESTATED CERTIFICATE OF INCORPORATION OF HALLIBURTON COMPANY

Halliburton Company (the "Corporation"), a corporation organized and existing under the laws of the State of Delaware, hereby certifies as follows:

1. The name of the Corporation is HALLIBURTON COMPANY. HALLIBURTON COMPANY was originally incorporated under the name HALLIBURTON HOLD CO., and the original Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on November 7, 1996.

2. Pursuant to Section 245 of the General Corporation Law of the State of Delaware, the Board of Directors of the Corporation has duly adopted this Restated Certificate of Incorporation which only restates and integrates and does not further amend the provisions of the Restated Certificate of Incorporation as theretofore amended or supplemented of the Corporation and there is no discrepancy between those provisions and the provisions of this Restated Certificate of Incorporation.

3. The text of the Restated Certificate of Incorporation is as follows:

FIRST: The name of this Corporation is HALLIBURTON COMPANY.

SECOND: The location of its principal office in the State of Delaware is 1209 Orange Street in the City of Wilmington, County of New Castle. The name of the agent therein and in charge of thereof is THE CORPORATION TRUST COMPANY, 1209 Orange Street, Wilmington, Delaware.

THIRD: The nature of the business, or objects, or purposes to be transacted, promoted or carried on are:

(a) To acquire, own and hold United States and Foreign Letters patent; and Licenses thereunder, relating to the cementing and finishing of oil wells, gas wells and water wells, including processes and machines for mixing cement and other substances in an efficient manner and forcing same into such wells; and measuring devices used in the process of cementing wells; and under such patents and licenses and to conduct the business of cementing and finishing oil wells, gas and water wells, and to purchase, own and use all necessary and convenient tools, implements and appliances, including trucks, for the conduct of such business; also such real and personal property as may be needful in its operations. To transact any of its business in any part of the world.

(b) To manufacture, sell, lease, use or service any and all kinds of supplies, tools, appliances, accessories, specialties, machinery and equipment relating to or useful in connection with the cementing, testing, drilling, completing, cleaning, repairing or operating oil wells, gas wells and water wells.

(c) To acquire, own and operate such machinery, apparatus, appliances and equipment as may be necessary, proper or incidental to the cementing, testing, completing, repairing, cleaning and operating of oil wells, gas wells and water wells, or for any of the purposes for which this Corporation is organized.

(d) To apply for, purchase or in any manner to acquire, hold, use, sell, assign, lease, grant licenses in respect of, mortgage, or otherwise dispose of letters patent of the United States or any foreign country, patent rights, licenses and privileges, inventions, improvements, and processes, copyrights, trademarks, and trade names relating to or useful in connection with any business of this Corporation, and to work, operate or develop the same, and to carry on any business, manufacturing or otherwise, which may directly or indirectly effectuate these objects or any of them.

(e) In general, upon approval of the Board of Directors of the Corporation, to carry on any other business, including selling, leasing, manufacturing and servicing, even though unrelated to the objects and purposes enumerated in paragraphs (a), (b), (c) and (d) hereof, and to have and exercise all the powers conferred by the laws of Delaware upon corporations, and to have one or more offices out of the State of Delaware, and to hold, purchase, mortgage and convey real and personal property out of the State of Delaware, and to do any or all of the things hereinbefore set forth to the same extent as natural persons might or could do.

(f) The objects and purposes specified in the foregoing clauses shall, except where otherwise expressed, be in no wise limited or restricted by reference to, or inference from, the terms of any other clause in this Certificate of Incorporation, but the objects and purposes specified in each of the foregoing clauses of this article shall be regarded as independent objects and purposes.

FOURTH: The aggregate number of shares which the Corporation shall have authority to issue shall be two billion five million (2,005,000,000), consisting of two billion (2,000,000,000) shares of Common Stock of the par value of Two and 50/100 Dollars ($2.50) per share and five million (5,000,000) shares of Preferred Stock without par value. The relative rights, preferences and limitations of the shares of each class are as follows:

(A) PREFERRED STOCK

(1) Shares of the Preferred Stock may be issued in one or more series at such time or times and for such consideration or considerations as the Board of Directors may determine and authority is vested in the Board of Directors, by resolution or resolutions from time to time to establish and designate series, to issue shares of any such series and to fix the relative, participating, optional, or other rights, powers, privileges, preferences, and the qualifications, limitations or restrictions thereof, including, but not limited to, the following:

(a) The distinctive designation and number of shares comprising any series, which number may (except where otherwise provided by the Board of Directors in creating such series) be increased or decreased (but not below the number of shares thereof then outstanding) from time to time by like action of the Board of Directors;

(b) The dividend rate or rates on the shares of any series and the preference or preferences, if any, over any other series (or of any other series over such series) with respect to dividends, the terms and conditions upon which such dividends shall be payable, and whether and upon what conditions dividends on the shares of any series shall be cumulative, and on such shares of any series having cumulative dividend rights, the date or dates from which dividends on the shares of such series shall be cumulative;

(c) The terms, if any, upon which the shares of any series shall be convertible into, or exchangeable for, shares of a different series of Preferred Stock or for Common Stock including but not limited to the price or prices or rate of exchange, and conditions of any adjustments thereof, which price or rate may, but need not, vary according to the time or circumstances of the conversion or exchange;

(d) Whether or not the shares of any series shall be subject to purchase or redemption, the time or times when, and the price or prices at which such shares shall be redeemable as well as the manner for selecting shares to be redeemed, if less than all of a series is to be redeemed at any given time, and other terms and conditions of such purchase or redemption;

(e) The obligation, if any, of the Corporation to purchase or redeem shares of any series pursuant to a sinking or other fund and the price or prices which, the period or periods within which and the terms and conditions upon which the shares of the series shall be redeemed in whole or in part pursuant to such fund;

(f) The rights to which the holders of shares of any series shall be entitled upon liquidation, dissolution of, or winding up of the Corporation, whether the same be a voluntary or involuntary liquidation, dissolution or winding up of the Corporation.

(g) The voting powers, full or limited, if any, to which the shares of any series shall be entitled in addition to those required by law, including without limitation the vote or votes per share and the transaction of any business or of any specified item of business in connection with which the shares of any series shall vote as a class;

(h) Any other preferences, privileges and powers and relative, participating, optional or other rights and qualifications, limitations or restrictions thereof, of any series not inconsistent herewith or with applicable law.

(2) The shares of each series of Preferred Stock shall entitle the holders thereof to receive, when, as and if declared by the Board of Directors out of funds legally available for dividends, cash dividends at the rate, under the conditions and for the periods fixed by resolution or resolutions of the Board of Directors pursuant to authority granted in this Article for each series, and no more, and so long as any Preferred Stock or any series thereof shall remain outstanding, no dividends shall be declared or paid upon any shares of the Common Stock, other than dividends payable in shares of any series or class subordinate to the Preferred Stock, unless dividends on all outstanding Preferred Stock of all series fixed by the Board of Directors in accordance with and pursuant to the authority granted in this Article for each series shall be paid or set apart for payment.

(3) In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of the Preferred Stock of each series then outstanding shall be entitled to receive payment out of the net assets of the Corporation whether from capital or surplus or both of the liquidation price fixed for such series by the Board of Directors by resolution, if any is so fixed, at the time and under the circumstances applicable before any payment shall be made to the holders of shares of any series of lesser rank to such series or to holders of shares of Common Stock of the Corporation. If the stated amounts payable in such event on the Preferred Stock of all series are not paid in full, the shares of all series of equal rank shall share ratably in any distribution of assets in accordance with the sums which would be payable on such distribution if all sums payable were discharged in full. Neither the merger nor the consolidation of the Corporation nor the voluntary sale or conveyance of the Corporation property as an entirety or any part thereof shall be

deemed to be a liquidation, dissolution or winding up of the Corporation for the purposes of this paragraph.

(4) Except as is otherwise required by law or as otherwise provided in a resolution or resolutions by the Board of Directors in accordance with the provisions of this Article, the holders of any series of Preferred Stock shall not be entitled to vote at any meeting of the stockholders for the election of Directors or for any other purpose or otherwise to participate in any action taken by the Corporation or the stockholders thereof, or to receive notice of any meeting of stockholders. If the holders of any series of Preferred Stock should become entitled to vote at any meeting of the stockholders for the election of Directors, no such holder shall have the right of cumulative voting.

(5) Each share of a series of Preferred Stock shall be equal in every respect to every other share of the same series.

(6) Shares of Preferred Stock which have been purchased or redeemed, whether through the operation of a sinking fund or otherwise, or which, if convertible or exchangeable, have been converted into or exchanged for shares of stock of any other class or series shall have the status of authorized and unissued shares of Preferred Stock of the same series and may be reissued as a part of the series of which they were originally a part or may be reclassified and reissued as part of a new series of Preferred Stock to be created by resolution or resolutions of the Board of Directors or as part of any other series of Preferred Stock, unless otherwise provided with respect to any series in the resolution or resolutions adopted by the Board of Directors providing for the issuance of any series of Preferred Stock.

(The Designation, Rights and Preferences of Series A Junior Participating Preferred Stock, Without Par Value is set forth in Exhibit A hereto.)

(B) COMMON STOCK

(1) Subject to the rights of the outstanding Preferred Stock with respect to the payment of preferential dividends, if any, and after the Corporation shall have complied with the requirements, if any, with respect to setting aside sinking or analogous funds as to any series of Preferred Stock, holders of the Common Stock shall be entitled to receive such dividends as may be declared from time to time by the Board of Directors out of any funds of the Corporation legally available therefor.

(2) Upon any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, and after the full amounts, if any, to which the holders of outstanding Preferred Stock of each series are respectively preferentially entitled have been distributed or set apart for distribution, all the remaining assets of the Corporation available for distribution shall be distributed pro rata to the holders of Common Stock.

(3) Except as may be otherwise required by law or provided by this Certificate of Incorporation, each holder of Common Stock shall have one vote in respect of each share of stock held by him on all matters voted upon by the stockholders.

FIFTH: The name and mailing address of the Incorporator are as follows:

NAME	MAILING ADDRESS
Robert M. Kennedy	Halliburton Company 3600 Lincoln Plaza 500 North Akard Dallas, Texas 75201-3391

SIXTH: The Corporation is to have perpetual existence.

SEVENTH: The private property of the stockholders shall not be subject to the payment of corporate debts to any extent whatever.

EIGHTH: Cumulative voting shall not be allowed. Each Stockholder shall be entitled, at all elections of Directors of this Corporation, to as many votes as shall equal the number of shares of stock held and owned by him and entitled to vote at such meeting under this Certificate of Incorporation for as many Directors as there are to be elected, unless such right to vote in such manner is limited or denied by other provisions of this Certificate of Incorporation.

Vacancies caused by the death or resignation of any Director and newly created directorships resulting from any increase in the authorized number of Directors may be filled by a vote of at least a majority of the Directors then in office, though less than a quorum, and the Director so chosen shall hold office until the next annual meeting of the Stockholders.

NINTH: The By-laws may be altered or repealed at any regular meeting of the Stockholders, or at any special meeting of the Stockholders at which a quorum is present or represented, provided notice of the proposed alteration or repeal be contained in the notice of such special meeting, by the affirmative vote of the majority of the Stockholders entitled to vote at such meeting and present or represented thereat, or by the affirmative vote of the majority of the Board of Directors at any regular meeting of the Board, or at any special meeting of the Board, if notice of the proposed alteration or repeal be contained in the notice of such special meeting; provided, however, that no change of the time or place of the meeting for the election of Directors shall be made within sixty (60) days next before the day on which such meeting is to be held, and that in case of any change of time or place, notice thereof shall be given to each Stockholder in person or by letter mailed to his last known post office address at least twenty (20) days before the meeting is held.

Voting for Directors need not be by ballot except upon the demand, at or before the election, of the holders of ten percent (10%) or more of the shares in person or by proxy and entitled to vote at such election.

TENTH: The Corporation is hereby authorized to, and shall, indemnify directors, officers and employees of the Corporation and such other parties as are set forth below in accordance with the following provisions:

(a) The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

(b) The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the Corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

(c) To the extent that any such person referred to hereinabove has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b), or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses, including attorneys' fees, actually and reasonably incurred by him in connection therewith.

(d) Except in those instances where the provisions of subsection (c) of this Article are applicable, or unless ordered by a court, any indemnification under subsections (a) and (b) hereof shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of such person referred to hereinabove is proper in the circumstances because he has met the applicable standard of conduct set forth in subsections (a) and (b) of this Article. Such determination shall be made (1) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (2) if such a quorum is not obtainable, or, even if obtainable, if a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (3) by the Stockholders.

(e) Expenses incurred in defending a civil or criminal action, suit or proceeding may be paid by the Corporation in advance of the final disposition of such action, suit or proceeding as authorized by the Board of Directors in the specific case upon receipt of an undertaking by or on behalf of the director, officer, employee or agent to repay such amount unless it shall ultimately be determined that he is entitled to be indemnified by the Corporation as authorized in this Article.

(f) The indemnification provided by this Article shall not be deemed exclusive of any other rights to which any person referred to hereinabove may be entitled under any By-law, agreement, vote of the Stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to act in any capacity hereinabove named in this Article and shall inure to the benefit of the heirs, executors and administrators of such a person.

(g) The indemnification provided by this Article shall not be deemed exclusive of any other power to indemnify or right to indemnification which the Corporation or any person referred to hereinabove may have or acquire under the laws of the State of Delaware including without limitation the General Corporation Law of Delaware or any amendment thereto or substitute therefor.

(h) The provisions of this Article shall be applicable to claims, actions, suits or other proceedings referred to in subsections (a) and (b) of this Article made or commenced after the adoption hereof, whether arising from conduct or act or omission occurring before or after the adoption hereof.

ELEVENTH: Both Stockholders and Directors shall have power, if the By-laws so provide, to hold their meeting either within or without the State of Delaware and to keep the books of this Corporation (subject to the provisions of the Statutes) outside of the State of Delaware at such places as may be from time to time designated in the By-laws.

TWELFTH: In furtherance and not in limitation of the power conferred by statute, the Board of Directors of this Corporation are expressly authorized to fix the amount to be reserved as working capital, to authorize and cause to be executed mortgages and liens upon the real and personal property belonging to it.

THIRTEENTH: This Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation in the manner now or hereafter prescribed by statute and all rights conferred on Stockholders herein are granted subject to this reservation.

FOURTEENTH: No holder of any class of stock of this Corporation shall have any preemptive or preferential right of subscription or purchase with reference to the issuance or sale of any class of stock of the Corporation whether now or hereafter authorized, or of any securities or obligations convertible into or carrying or evidencing any right to purchase any class of stock of the Corporation whether now or hereafter authorized.

FIFTEENTH: No director shall be personally liable to the Corporation or any stockholder for monetary damages for breach of fiduciary duty by such director as a director; except for any matter in respect of which such director shall be liable under Section 174 of the Delaware General Corporation Law or any amendment thereto or successor provision thereof or shall be liable by reason that, in addition to any and all other requirements for such liability, such director (i) shall have breached the duty of loyalty to the Corporation or its stockholders, (ii) in acting or failing to act, shall not have acted in good faith or shall have acted in a manner involving intentional misconduct or a knowing violation of law or (iii) shall have derived an improper personal benefit. Neither the amendment nor repeal of this Article FIFTEENTH shall eliminate or reduce the effect of this Article FIFTEENTH in respect of any matter occurring, or any cause of action, suit or claim that, but for this Article FIFTEENTH, would accrue or arise, prior to such amendment or repeal. If the Delaware General Corporation Law is amended after approval by the stockholders of this Article FIFTEENTH to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended from time to time.

IN WITNESS WHEREOF, this Restated Certificate of Incorporation has been executed on behalf of the Corporation by its Senior Vice President and Secretary this 25th day of May, 2006.

HALLIBURTON COMPANY

By: [signature]
Margaret E. Carriere
Senior Vice President and Secretary

restated certif of incorp 05-2006.doc

HARRINGTON
INVESTMENTS, INC.

December 20, 2006

Dave Lesar
Chairman, President and Chief Executive Officer
Halliburton
5 Houston Center
1401 McKinney Suite 2400
Houston, TX 77010

Dear Mr. Lesar:

I am an investor in Halliburton Company and currently hold 200 shares of Halliburton stock as the beneficial owner. Therefore, I am submitting the enclosed shareholder proposal for inclusion in the 2007 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 (the "Act"). I am the beneficial owner, as defined in Rule 13d-3 of the Act, of at least $2,000 in market value of Halliburton common stock. I have held these securities for more than one year as of the filing date and will continue to hold at least the requisite number of shares for proxy resolution through the stockholders' meeting. In this regard, I have enclosed proof of stock ownership from Charles Schwab & Company. I or a representative will attend the stockholders' meeting to move the resolution as required.

Sincerely,

John C. Harrington

mln

encl.

1001 2ND STREET, SUITE 325 NAPA, CALIFORNIA 94559 707-252-6166 800-788-0154 FAX 707-257-7923
HARRINV@NAPANET.NET WWW.HARRINGTONINVESTMENTS.COM

Amendment to Corporate By-laws Limiting Indemnification

Resolved: To amend the Company By-laws, by inserting the following, a new Paragraph (f) of Section 47:

Notwithstanding the other provisions of this section (Section 47 of the By-laws, relating to indemnification of corporate directors and officers), the Corporation shall not indemnify a Director for his or her liability due to a breach of any fiduciary duty that relates to frauds, crimes or torts committed by the Corporation or its subsidiaries, except with regard to liabilities, activities or proceedings for which indemnification by the Corporation is mandated by federal or state law.

The date of applicability for the indemnity limits under this Paragraph (f) for each Director shall be the date after the approval of this By-Law upon which his or her contract is established or renewed. As provided elsewhere in the By-laws, this paragraph shall not adversely affect any legal right of a Director with respect to any act or omission occurring prior to such date of applicability.

SUPPORTING STATEMENT

The proposed By-law would establish a limitation on the rights of Directors to seek indemnification from the company in the event such Director is found liable for breaching his or her fiduciary duties in certain proceedings. While federal or state law may require the corporation to indemnify Directors for certain liabilities, the current By-laws offer broader indemnification than is legally mandated. While eliminating the right to indemnification in the specified contexts, this provision does not alter any applicable insurance policies, liability waivers or liability shields.

HALLIBURTON

1401 McKinney, Suite 2400 (77010-4035) • Post Office Box 42807 • Houston, Texas 77242-2807
phone 713.759.2600

January 23, 2007

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: Halliburton Company: Request for No-Action Advice;
Stockholder Proposal of Harrington Investments, Inc. ("the "Proponent")

Dear Sir/Madam:

Enclosed is a copy of the Request for No-Action Advice dated January 11, 2007 that Halliburton Company filed with the Commission regarding Harrington Investments, Inc.'s proposal and supporting statement (the "Proposal") submitted to Halliburton. Also enclosed is a copy of a letter dated January 16, 2007 from John C. Harrington withdrawing the Proposal.

Because the Proposal was withdrawn, Halliburton is withdrawing its Request for No-Action Advice.

Also enclosed is an additional copy of this letter, which I request be stamped with the date of your receipt and returned to me in the enclosed self-addressed postage-paid envelope. If you have any questions or require further information, please do not hesitate to contact me (713-759-2623).

Very truly yours,

Bruce A. Metzinger

Bruce A. Metzinger
Assistant General Counsel and
Assistant Secretary

Enclosure

cc: John C. Harrington, Harrington Investments (facsimile 707-257-7923)

R:\LEGAL\SEC\Stockholder Proposals 2007 Proxy\No-action letter withdrawal 012307 (Harrington Inv.).doc

HARRINGTON
INVESTMENTS, INC.

January 16, 2007

Dave Lesar
Chairman, President and Chief Executive Officer
Halliburton
5 Houston Center
1401 McKinney Suite 2400
Houston, TX 77010

Dear Mr. Lesar:

This is to notify you that I am withdrawing my shareholder resolution filed for the 2007 Annual Shareholders Meeting.

Sincerely,

John C. Harrington

mln

cc: Sanford Lewis

1001 2ND STREET, SUITE 325 NAPA, CALIFORNIA 94559 707-252-6166 800-788-0154 FAX 707-257-7923
HARRINV@NAPANET.NET WWW.HARRINGTONINVESTMENTS.COM

HALLIBURTON

1401 McKinney, Suite 2400 (77010-4035) • Post Office Box 42807 • Houston, Texas 77242-2807
Phone 713.759.2600

January 11, 2007

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: Halliburton Company: Request for No-Action Advice;
Stockholder Proposal of Harrington Investments, Inc. ("the "Proponent")

Dear Sir/Madam:

The Proponent has submitted a proposed by-law and supporting statement (the "Proposal") to be included in Halliburton Company's proxy materials for the Annual Meeting of Halliburton Company stockholders scheduled to be held on May 16, 2007. Six true and complete copies of each of the Proposal and of this letter are enclosed as required by Rule 14a-8(j).

The Proposal would amend Halliburton Company's By-laws to limit the indemnification provisions in Section 33 (the Proposal erroneously refers to Section 47) so that a Director would not be entitled to indemnification by Halliburton Company for his or her liability due to a breach of any fiduciary duty that relates to frauds, crimes or torts committed by Halliburton Company or its subsidiaries, except for matters for which indemnification is mandated by federal or state law.

For the reasons detailed below, Halliburton Company intends to omit the Proposal from its 2007 proxy materials pursuant to Rule 14a-8. Halliburton Company requests that the Staff of the Division of Corporation Finance (the "Staff") recommend to the Securities and Exchange Commission (the Commission") that no enforcement action will be taken if Halliburton Company omits the Proposal from its 2007 proxy statement.

Section 145 of the General Corporation Law of the State of Delaware, or DGCL, provides that a Delaware corporation has the power, under specified circumstances, to indemnify its directors, officers, employees, and agents. Indemnification is allowed in connection with threatened, pending, or completed actions, suits, or proceedings, whether civil, criminal, administrative, or investigative, other than an action by or in right of the corporation, brought against them by reason of the fact that they were or are directors, officers, employees, or agents, for:

- expenses,
- judgments,
- fines, and
- amounts paid in settlement,

in each case actually and reasonably incurred in any action, suit, or proceeding, so long as the indemnitee acted in good faith and in a manner the indemnitee reasonably believed to be in or not opposed to the best interests of the corporation. With respect to a criminal proceeding, the indemnitee must also have no reasonable cause to believe that the indemnitee's conduct was unlawful.

Article X of Halliburton Company's Restated Certificate of Incorporation, a copy of which is attached as Exhibit A, provides for mandatory indemnification of each person who is or was made a party to any actual or threatened civil, criminal, administrative, or investigative action, suit, or proceeding because:

- the person is or was an officer or director of the registrant; or
- is a person who is or was serving at the request of Halliburton Company as a director, officer, employee, or agent of another corporation or of a partnership, joint venture, trust, or other enterprise,

to the fullest extent permitted by the DGCL as it existed at the time the indemnification provisions of Halliburton Company's Restated Certificate of Incorporation were adopted or as may be amended.

The bylaws of a Delaware corporation "may contain any provision, not inconsistent with law or with the certificate of incorporation, relating to the business of the corporation, the conduct of its affairs, and its rights or powers or the rights or powers of its stockholders, directors, officers or employees." DGCL §109(b). The Delaware Supreme Court has stated that "Where a by-law provision is in conflict with a provision of the charter, the by-law provision is a 'nullity.'" *Centaur Partners, IV v. Nat'l. Intergroup, Inc., 582 A.2d 923, 929 (Del. 1990)* (quoting *Burr v. Burr Corp., 291 A.2d 409, 410 (Del. Ch. 1972).* In *Farmer Bros. Co.*, SEC No-action Letter (November 28, 2003), the Staff determined a proposal restricting indemnification of directors was excludable under Rule 14a-8(i)(1), where the proposed resolutions conflicted with the company's articles of incorporation. See also *Purepac Laboratories Corporation*, SEC No-action Letter (April 11, 1974), where the Staff determined a proposed by-law that was in conflict with the company's certificate of incorporation and therefore inconsistent with the New York Business Corporation Law could be excluded under Rule 14a-8(c)(1).

Halliburton Company's Restated Certificate of Incorporation provides for indemnification of Directors to the fullest extent permitted by the DGCL. As such, the only limitations on the indemnification provided by Halliburton Company's Restated Certificate of Incorporation are those provided in Section 145 of the DCGL described above. The indemnitee is entitled to indemnification if the indemnitee acted in good faith and in a manner the indemnitee reasonably believed to be in or not opposed to the best interests of the corporation. With respect to a criminal proceeding, the indemnitee must also have no reasonable cause to believe that the indemnitee's conduct was unlawful. Any further limitations provided by a By-law would conflict with Halliburton Company's Restated Certificate of Incorporation.

The Proposal, therefore, conflicts with the mandatory indemnification provisions of Halliburton Company's Restated Certificate of Incorporation, so any resulting By-law amendment would be invalid. The Proposal is therefore excludable under Rule 14a-8(i)(1).

For the reasons detailed above, we ask that the Staff recommend to the Commission that no action be taken if the Proposal is omitted.

Halliburton Company intends to file its 2007 proxy statement and form of proxy on or about April 2, 2007. Halliburton Company submits that the reasons set forth above in support of omission of the Proposal are adequate and have been filed in a timely manner in compliance with Rule 14a-8(j) (not later than 80 days prior to the filing of definitive proxy material).

By copy of this letter, Halliburton Company hereby notifies the Proponent of Halliburton Company's intention to omit the Proposal from Halliburton Company's proxy statement and form of proxy for the 2007 Annual Meeting.

Also enclosed is an additional copy of this letter, which I request be stamped with the date of your receipt and returned to me in the enclosed self-addressed postage-paid envelope.

If you have any questions or require further information, please do not hesitate to contact me (713-759-2623).

Respectfully submitted,

Bruce A. Metzinger

Bruce A. Metzinger
Assistant General Counsel and
Assistant Secretary

Attachment

cc: John C. Harrington, Harrington Investments (facsimile 707-257-7923)

R:\LEGAL\SEC\Stockholder Proposals 2007 Proxy\No-action letter 011107 (Harrington Inv.).doc

EXHIBIT A

Delaware

PAGE 1

The First State

I, HARRIET SMITH WINDSOR, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "HALLIBURTON COMPANY", FILED IN THIS OFFICE ON THE THIRTIETH DAY OF MAY, A.D. 2006, AT 8:11 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.

2681775 8100

060520540

Harriet Smith Windsor

Harriet Smith Windsor, Secretary of State

AUTHENTICATION: 4795189

DATE: 06-02-06

State of Delaware
Secretary of State
Division of Corporations
Delivered 08:10 PM 05/30/2006
FILED 08:11 PM 05/30/2006
SRV 060520540 - 2681775 FILE

RESTATED
CERTIFICATE OF INCORPORATION
OF
HALLIBURTON COMPANY

Halliburton Company (the "Corporation"), a corporation organized and existing under the laws of the State of Delaware, hereby certifies as follows:

1. The name of the Corporation is HALLIBURTON COMPANY. HALLIBURTON COMPANY was originally incorporated under the name HALLIBURTON HOLD CO., and the original Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on November 7, 1996.

2. Pursuant to Section 245 of the General Corporation Law of the State of Delaware, the Board of Directors of the Corporation has duly adopted this Restated Certificate of Incorporation which only restates and integrates and does not further amend the provisions of the Restated Certificate of Incorporation as theretofore amended or supplemented of the Corporation and there is no discrepancy between those provisions and the provisions of this Restated Certificate of Incorporation.

3. The text of the Restated Certificate of Incorporation is as follows:

FIRST: The name of this Corporation is HALLIBURTON COMPANY.

SECOND: The location of its principal office in the State of Delaware is 1209 Orange Street in the City of Wilmington, County of New Castle. The name of the agent therein and in charge of thereof is THE CORPORATION TRUST COMPANY, 1209 Orange Street, Wilmington, Delaware.

THIRD: The nature of the business, or objects, or purposes to be transacted, promoted or carried on are:

(a) To acquire, own and hold United States and Foreign Letters patent; and Licenses thereunder, relating to the cementing and finishing of oil wells, gas wells and water wells, including processes and machines for mixing cement and other substances in an efficient manner and forcing same into such wells; and measuring devices used in the process of cementing wells; and under such patents and licenses and to conduct the business of cementing and finishing oil wells, gas and water wells, and to purchase, own and use all necessary and convenient tools, implements and appliances, including trucks, for the conduct of such business; also such real and personal property as may be needful in its operations. To transact any of its business in any part of the world.

(b) To manufacture, sell, lease, use or service any and all kinds of supplies, tools, appliances, accessories, specialties, machinery and equipment relating to or useful in connection with the cementing, testing, drilling, completing, cleaning, repairing or operating oil wells, gas wells and water wells.

(c) To acquire, own and operate such machinery, apparatus, appliances and equipment as may be necessary, proper or incidental to the cementing, testing, completing, repairing, cleaning and operating of oil wells, gas wells and water wells, or for any of the purposes for which this Corporation is organized.

(d) To apply for, purchase or in any manner to acquire, hold, use, sell, assign, lease, grant licenses in respect of, mortgage, or otherwise dispose of letters patent of the United States or any foreign country, patent rights, licenses and privileges, inventions, improvements, and processes, copyrights, trademarks, and trade names relating to or useful in connection with any business of this Corporation, and to work, operate or develop the same, and to carry on any business, manufacturing or otherwise, which may directly or indirectly effectuate these objects or any of them.

(e) In general, upon approval of the Board of Directors of the Corporation, to carry on any other business, including selling, leasing, manufacturing and servicing, even though unrelated to the objects and purposes enumerated in paragraphs (a), (b), (c) and (d) hereof, and to have and exercise all the powers conferred by the laws of Delaware upon corporations, and to have one or more offices out of the State of Delaware, and to hold, purchase, mortgage and convey real and personal property out of the State of Delaware, and to do any or all of the things hereinbefore set forth to the same extent as natural persons might or could do.

(f) The objects and purposes specified in the foregoing clauses shall, except where otherwise expressed, be in no wise limited or restricted by reference to, or inference from, the terms of any other clause in this Certificate of Incorporation, but the objects and purposes specified in each of the foregoing clauses of this article shall be regarded as independent objects and purposes.

FOURTH: The aggregate number of shares which the Corporation shall have authority to issue shall be two billion five million (2,005,000,000), consisting of two billion (2,000,000,000) shares of Common Stock of the par value of Two and 50/100 Dollars ($2.50) per share and five million (5,000,000) shares of Preferred Stock without par value. The relative rights, preferences and limitations of the shares of each class are as follows:

(A) PREFERRED STOCK

(1) Shares of the Preferred Stock may be issued in one or more series at such time or times and for such consideration or considerations as the Board of Directors may determine and authority is vested in the Board of Directors, by resolution or resolutions from time to time to establish and designate series, to issue shares of any such series and to fix the relative, participating, optional, or other rights, powers, privileges, preferences, and the qualifications, limitations or restrictions thereof, including, but not limited to, the following:

(a) The distinctive designation and number of shares comprising any series, which number may (except where otherwise provided by the Board of Directors in creating such series) be increased or decreased (but not below the number of shares thereof then outstanding) from time to time by like action of the Board of Directors;

(b) The dividend rate or rates on the shares of any series and the preference or preferences, if any, over any other series (or of any other series over such series) with respect to dividends, the terms and conditions upon which such dividends shall be payable, and whether and upon what conditions dividends on the shares of any series shall be cumulative, and on such shares of any series having cumulative dividend rights, the date or dates from which dividends on the shares of such series shall be cumulative;

(c) The terms, if any, upon which the shares of any series shall be convertible into, or exchangeable for, shares of a different series of Preferred Stock or for Common Stock including but not limited to the price or prices or rate of exchange, and conditions of any adjustments thereof, which price or rate may, but need not, vary according to the time or circumstances of the conversion or exchange;

(d) Whether or not the shares of any series shall be subject to purchase or redemption, the time or times when, and the price or prices at which such shares shall be redeemable as well as the manner for selecting shares to be redeemed, if less than all of a series is to be redeemed at any given time, and other terms and conditions of such purchase or redemption;

(e) The obligation, if any, of the Corporation to purchase or redeem shares of any series pursuant to a sinking or other fund and the price or prices which, the period or periods within which and the terms and conditions upon which the shares of the series shall be redeemed in whole or in part pursuant to such fund;

(f) The rights to which the holders of shares of any series shall be entitled upon liquidation, dissolution of, or winding up of the Corporation, whether the same be a voluntary or involuntary liquidation, dissolution or winding up of the Corporation.

(g) The voting powers, full or limited, if any, to which the shares of any series shall be entitled in addition to those required by law, including without limitation the vote or votes per share and the transaction of any business or of any specified item of business in connection with which the shares of any series shall vote as a class;

(h) Any other preferences, privileges and powers and relative, participating, optional or other rights and qualifications, limitations or restrictions thereof, of any series not inconsistent herewith or with applicable law.

(2) The shares of each series of Preferred Stock shall entitle the holders thereof to receive, when, as and if declared by the Board of Directors out of funds legally available for dividends, cash dividends at the rate, under the conditions and for the periods fixed by resolution or resolutions of the Board of Directors pursuant to authority granted in this Article for each series, and no more, and so long as any Preferred Stock or any series thereof shall remain outstanding, no dividends shall be declared or paid upon any shares of the Common Stock, other than dividends payable in shares of any series or class subordinate to the Preferred Stock, unless dividends on all outstanding Preferred Stock of all series fixed by the Board of Directors in accordance with and pursuant to the authority granted in this Article for each series shall be paid or set apart for payment.

(3) In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of the Preferred Stock of each series then outstanding shall be entitled to receive payment out of the net assets of the Corporation whether from capital or surplus or both of the liquidation price fixed for such series by the Board of Directors by resolution, if any is so fixed, at the time and under the circumstances applicable before any payment shall be made to the holders of shares of any series of lesser rank to such series or to holders of shares of Common Stock of the Corporation. If the stated amounts payable in such event on the Preferred Stock of all series are not paid in full, the shares of all series of equal rank shall share ratably in any distribution of assets in accordance with the sums which would be payable on such distribution if all sums payable were discharged in full. Neither the merger nor the consolidation of the Corporation nor the voluntary sale or conveyance of the Corporation property as an entirety or any part thereof shall be

deemed to be a liquidation, dissolution or winding up of the Corporation for the purposes of this paragraph.

(4) Except as is otherwise required by law or as otherwise provided in a resolution or resolutions by the Board of Directors in accordance with the provisions of this Article, the holders of any series of Preferred Stock shall not be entitled to vote at any meeting of the stockholders for the election of Directors or for any other purpose or otherwise to participate in any action taken by the Corporation or the stockholders thereof, or to receive notice of any meeting of stockholders. If the holders of any series of Preferred Stock should become entitled to vote at any meeting of the stockholders for the election of Directors, no such holder shall have the right of cumulative voting.

(5) Each share of a series of Preferred Stock shall be equal in every respect to every other share of the same series.

(6) Shares of Preferred Stock which have been purchased or redeemed, whether through the operation of a sinking fund or otherwise, or which, if convertible or exchangeable, have been converted into or exchanged for shares of stock of any other class or series shall have the status of authorized and unissued shares of Preferred Stock of the same series and may be reissued as a part of the series of which they were originally a part or may be reclassified and reissued as part of a new series of Preferred Stock to be created by resolution or resolutions of the Board of Directors or as part of any other series of Preferred Stock, unless otherwise provided with respect to any series in the resolution or resolutions adopted by the Board of Directors providing for the issuance of any series of Preferred Stock.

(The Designation, Rights and Preferences of Series A Junior Participating Preferred Stock, Without Par Value is set forth in Exhibit A hereto.)

(B) COMMON STOCK

(1) Subject to the rights of the outstanding Preferred Stock with respect to the payment of preferential dividends, if any, and after the Corporation shall have complied with the requirements, if any, with respect to setting aside sinking or analogous funds as to any series of Preferred Stock, holders of the Common Stock shall be entitled to receive such dividends as may be declared from time to time by the Board of Directors out of any funds of the Corporation legally available therefor.

(2) Upon any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, and after the full amounts, if any, to which the holders of outstanding Preferred Stock of each series are respectively preferentially entitled have been distributed or set apart for distribution, all the remaining assets of the Corporation available for distribution shall be distributed pro rata to the holders of Common Stock.

(3) Except as may be otherwise required by law or provided by this Certificate of Incorporation, each holder of Common Stock shall have one vote in respect of each share of stock held by him on all matters voted upon by the stockholders.

FIFTH: The name and mailing address of the Incorporator are as follows:

NAME	MAILING ADDRESS
Robert M. Kennedy	Halliburton Company 3600 Lincoln Plaza 500 North Akard Dallas, Texas 75201-3391

SIXTH: The Corporation is to have perpetual existence.

SEVENTH: The private property of the stockholders shall not be subject to the payment of corporate debts to any extent whatever.

EIGHTH: Cumulative voting shall not be allowed. Each Stockholder shall be entitled, at all elections of Directors of this Corporation, to as many votes as shall equal the number of shares of stock held and owned by him and entitled to vote at such meeting under this Certificate of Incorporation for as many Directors as there are to be elected, unless such right to vote in such manner is limited or denied by other provisions of this Certificate of Incorporation.

Vacancies caused by the death or resignation of any Director and newly created directorships resulting from any increase in the authorized number of Directors may be filled by a vote of at least a majority of the Directors then in office, though less than a quorum, and the Director so chosen shall hold office until the next annual meeting of the Stockholders.

NINTH: The By-laws may be altered or repealed at any regular meeting of the Stockholders, or at any special meeting of the Stockholders at which a quorum is present or represented, provided notice of the proposed alteration or repeal be contained in the notice of such special meeting, by the affirmative vote of the majority of the Stockholders entitled to vote at such meeting and present or represented thereat, or by the affirmative vote of the majority of the Board of Directors at any regular meeting of the Board, or at any special meeting of the Board, if notice of the proposed alteration or repeal be contained in the notice of such special meeting; provided, however, that no change of the time or place of the meeting for the election of Directors shall be made within sixty (60) days next before the day on which such meeting is to be held, and that in case of any change of time or place, notice thereof shall be given to each Stockholder in person or by letter mailed to his last known post office address at least twenty (20) days before the meeting is held.

Voting for Directors need not be by ballot except upon the demand, at or before the election, of the holders of ten percent (10%) or more of the shares in person or by proxy and entitled to vote at such election.

TENTH: The Corporation is hereby authorized to, and shall, indemnify directors, officers and employees of the Corporation and such other parties as are set forth below in accordance with the following provisions:

(a) The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

(b) The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the Corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

(c) To the extent that any such person referred to hereinabove has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b), or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses, including attorneys' fees, actually and reasonably incurred by him in connection therewith.

(d) Except in those instances where the provisions of subsection (c) of this Article are applicable, or unless ordered by a court, any indemnification under subsections (a) and (b) hereof shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of such person referred to hereinabove is proper in the circumstances because he has met the applicable standard of conduct set forth in subsections (a) and (b) of this Article. Such determination shall be made (1) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (2) if such a quorum is not obtainable, or, even if obtainable, if a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (3) by the Stockholders.

(e) Expenses incurred in defending a civil or criminal action, suit or proceeding may be paid by the Corporation in advance of the final disposition of such action, suit or proceeding as authorized by the Board of Directors in the specific case upon receipt of an undertaking by or on behalf of the director, officer, employee or agent to repay such amount unless it shall ultimately be determined that he is entitled to be indemnified by the Corporation as authorized in this Article.

(f) The indemnification provided by this Article shall not be deemed exclusive of any other rights to which any person referred to hereinabove may be entitled under any By-law, agreement, vote of the Stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to act in any capacity hereinabove named in this Article and shall inure to the benefit of the heirs, executors and administrators of such a person.

(g) The indemnification provided by this Article shall not be deemed exclusive of any other power to indemnify or right to indemnification which the Corporation or any person referred to hereinabove may have or acquire under the laws of the State of Delaware including without limitation the General Corporation Law of Delaware or any amendment thereto or substitute therefor.

(h) The provisions of this Article shall be applicable to claims, actions, suits or other proceedings referred to in subsections (a) and (b) of this Article made or commenced after the adoption hereof, whether arising from conduct or act or omission occurring before or after the adoption hereof.

ELEVENTH: Both Stockholders and Directors shall have power, if the By-laws so provide, to hold their meeting either within or without the State of Delaware and to keep the books of this Corporation (subject to the provisions of the Statutes) outside of the State of Delaware at such places as may be from time to time designated in the By-laws.

TWELFTH: In furtherance and not in limitation of the power conferred by statute, the Board of Directors of this Corporation are expressly authorized to fix the amount to be reserved as working capital, to authorize and cause to be executed mortgages and liens upon the real and personal property belonging to it.

THIRTEENTH: This Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation in the manner now or hereafter prescribed by statute and all rights conferred on Stockholders herein are granted subject to this reservation.

FOURTEENTH: No holder of any class of stock of this Corporation shall have any preemptive or preferential right of subscription or purchase with reference to the issuance or sale of any class of stock of the Corporation whether now or hereafter authorized, or of any securities or obligations convertible into or carrying or evidencing any right to purchase any class of stock of the Corporation whether now or hereafter authorized.

FIFTEENTH: No director shall be personally liable to the Corporation or any stockholder for monetary damages for breach of fiduciary duty by such director as a director; except for any matter in respect of which such director shall be liable under Section 174 of the Delaware General Corporation Law or any amendment thereto or successor provision thereof or shall be liable by reason that, in addition to any and all other requirements for such liability, such director (i) shall have breached the duty of loyalty to the Corporation or its stockholders, (ii) in acting or failing to act, shall not have acted in good faith or shall have acted in a manner involving intentional misconduct or a knowing violation of law or (iii) shall have derived an improper personal benefit. Neither the amendment nor repeal of this Article FIFTEENTH shall eliminate or reduce the effect of this Article FIFTEENTH in respect of any matter occurring, or any cause of action, suit or claim that, but for this Article FIFTEENTH, would accrue or arise, prior to such amendment or repeal. If the Delaware General Corporation Law is amended after approval by the stockholders of this Article FIFTEENTH to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended from time to time.

IN WITNESS WHEREOF, this Restated Certificate of Incorporation has been executed on behalf of the Corporation by its Senior Vice President and Secretary this 25th day of May, 2006.

HALLIBURTON COMPANY

By: Margaret E. Carriere
Margaret E. Carriere
Senior Vice President and Secretary

restated certif of incorp 05-2006.doc

HARRINGTON
INVESTMENTS, INC.

December 20, 2006

Dave Lesar
Chairman, President and Chief Executive Officer
Halliburton
5 Houston Center
1401 McKinney Suite 2400
Houston, TX 77010

Dear Mr. Lesar:

I am an investor in Halliburton Company and currently hold 200 shares of Halliburton stock as the beneficial owner. Therefore, I am submitting the enclosed shareholder proposal for inclusion in the 2007 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 (the "Act"). I am the beneficial owner, as defined in Rule 13d-3 of the Act, of at least $2,000 in market value of Halliburton common stock. I have held these securities for more than one year as of the filing date and will continue to hold at least the requisite number of shares for proxy resolution through the stockholders' meeting. In this regard, I have enclosed proof of stock ownership from Charles Schwab & Company. I or a representative will attend the stockholders' meeting to move the resolution as required.

Sincerely,

John C. Harrington

mln

encl.

1001 2ND STREET, SUITE 325 NAPA, CALIFORNIA 94559 707-252-6166 800-788-0154 FAX 707-257-7923
HARRINV@NAPANET.NET WWW.HARRINGTONINVESTMENTS.COM

Amendment to Corporate By-laws Limiting Indemnification

Resolved: To amend the Company By-laws, by inserting the following, a new Paragraph (f) of Section 47:

Notwithstanding the other provisions of this section (Section 47 of the By-laws, relating to indemnification of corporate directors and officers), the Corporation shall not indemnify a Director for his or her liability due to a breach of any fiduciary duty that relates to frauds, crimes or torts committed by the Corporation or its subsidiaries, except with regard to liabilities, activities or proceedings for which indemnification by the Corporation is mandated by federal or state law.

The date of applicability for the indemnity limits under this Paragraph (f) for each Director shall be the date after the approval of this By-Law upon which his or her contract is established or renewed. As provided elsewhere in the By-laws, this paragraph shall not adversely affect any legal right of a Director with respect to any act or omission occurring prior to such date of applicability.

SUPPORTING STATEMENT

The proposed By-law would establish a limitation on the rights of Directors to seek indemnification from the company in the event such Director is found liable for breaching his or her fiduciary duties in certain proceedings. While federal or state law may require the corporation to indemnify Directors for certain liabilities, the current By-laws offer broader indemnification than is legally mandated. While eliminating the right to indemnification in the specified contexts, this provision does not alter any applicable insurance policies, liability waivers or liability shields.

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